VGTel, Inc.
Ron Kallus, CEO
2 Ingrid Road
 Setauket, NY 11733-2218
Tel:  631-458-1120

November 19, 2007

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Registrant:
 .
SEC File #      333-134408
Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No  333-134408 to 12:00 P.M. Eastern Standard Time on November 22, 2007, or as soon as practicable thereafter.

We are also aware that:

-                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

-                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

VGTel, Inc.

/s/ Ron Kallus
President and Principal Executive Officer

Date: November 19, 2007